Exhibit (a)(5)
CONTACT:	S. Leslie Jewett (949) 255-0500 ljewett@calfirstbancorp.com

CFNB ANNOUNCES 29% DROP IN FISCAL 2008 EARNINGS TO $7.0 MILLION

IRVINE, CALIFORNIA, August 4, 2008 -- California First National Bancorp (NASDAQ: CFNB; "CalFirst Bancorp") today announced that for the fourth quarter ended June 30, 2008, net earnings of $1.7 million decreased 30% from net earnings of $2.4 million for the fourth quarter of fiscal 2007. Diluted earnings per share for the fourth quarter of 2008 were down 31% to $0.14 per share, compared to $0.21 per share for the fourth quarter of the prior year. For the fiscal year ended June 30, 2008, net earnings of $7.0 million were 29% below the $9.9 million reported for fiscal 2007. Diluted earnings per share of $0.61 for the fiscal year ended June 30, 2008 were also 29% lower than $0.86 per share reported for the prior year.

Results for the fourth quarter and year ended June 30, 2008 include an after-tax charge of $444,000 related to an unrealized loss on an equity investment previously received in connection with a lessee's bankruptcy. The stock in this major retailer has come under severe pressure over the past year, and the decline in value had previously been recorded in comprehensive income. The Company continues to hold the investment, and believes that it may ultimately yield positive returns, but based on the severity of the stock market decline and issues related to the real estate and retail industries, the decline may not be other than temporary and the valuation adjustment has been taken. Without this charge, fourth quarter earnings per share would have been $.18 per share, or down 13% from the fourth quarter of fiscal 2007.

For the fourth quarter ended June 30, 2008, total direct finance, loan and interest income increased 6% to $7.4 million, compared to $7.0 million for the fourth quarter of fiscal 2007. This increase is primarily due to income earned on the expansion into commercial loans, but also includes higher direct finance income resulting from a 47 basis point improvement in the average yield on the investment in capital leases held in the Company's portfolio, offset by a slight decline in average balances. A 235 basis point decline in rates earned offset a 34% increase in average cash and short-term investment balances, and contributed to a 30% decrease in interest and investment income. Interest expense paid on deposits during the fourth quarter increased by 15% to $1.5 million due to a 35% increase in average deposit balances that offset a 75 basis point decrease in average interest rates paid. During the fourth quarter of fiscal 2008, the Company recorded a provision for lease losses of $585,000. This amount related to the continued deterioration in credit quality of certain lessees during the quarter and growth in the portfolio of commercial loans. Consequently, net direct finance, loan and interest income after provision for lease losses decreased 7% to $5.3 million, compared to $5.7 million for the fourth quarter of fiscal 2007.

For the fourth quarter ended June 30, 2008, other income of $1.1 million was down 47% from $2.0 million for the fourth quarter of the prior year. The significant decline was primarily due to the loss recognized on the equity investment noted above, combined with lower income from lease extensions. The foregoing factors resulted in gross profit of $6.4 million for the fourth quarter of fiscal 2008, a 17% decrease from $7.7 million for the quarter ended June 30, 2007.

For the fiscal year ended June 30, 2008, total direct finance, loan and interest income increased 4% to $27.8 million, compared to $26.9 million in fiscal 2007. The increase for the year was primarily due to income earned on the expansion into commercial loans, but also reflected higher direct finance income related to a 3% increase in the average portfolio that offset a 17 basis point drop in average yields earned. Interest and investment income was down as a 78 basis point decrease in rates earned on cash and investments offset a 14% increase in the average balances. For the year ended June 30, 2008, interest expense on deposits increased by $1.0 million, or 22%, to $5.7 million, reflecting a 23% increase in average deposit balances to $118.1 million while the average rate paid decreased by 5 basis points. The Company recorded a provision for lease and loan losses of $1.2 million for fiscal 2008, compared to net reduction in the allowance of $120,000 recognized during fiscal 2007. As a result, net direct finance, loan and interest income after provision for lease losses in fiscal 2008 decreased 6% to $20.9 million, compared to $22.3 million in fiscal 2007.

For the fiscal year 2008, other income of $6.1 million was down 33% from $9.2 million during fiscal 2007. This decrease was due to the loss recognized on the equity investment noted above but also reflected lower income earned from the re-lease or sale of property on leases coming to end of term during the year. As a result of the foregoing, gross profit for the year was down 14% to $27.1 million compared to $31.5 million for the year ended June 30, 2007.

CalFirst Bancorp's selling, general and administrative ("S,G&A") expenses of $3.7 million recognized during the fourth quarter was 4% below the fourth quarter of fiscal 2007, while S,G&A expenses recognized for the year of $15.9 million was 3% higher than the $15.5 million reported for the prior year. The higher S,G&A expenses for the year related to a larger sales organization and higher operating expenses, which were abated during the fourth quarter through expense control efforts.

Commenting on the results, Patrick E. Paddon, President and Chief Executive Officer, indicated, "Fiscal 2008 results largely reflect the benefit of steps taken to diversify into commercial loans and take advantage of opportunities in this market. Lease bookings during fiscal 2008 of $137.3 million were 12% below the $155.4 million booked in the prior year. However, commercial loans boarded of $44.3 million contributed to an overall increase of 17% in loan and lease assets booked to $181.5 million. As a result, the net investment in loans and leases of $262.4 million at June 30, 2008 is up 13% from June 30, 2007. Throughout the year and the fourth quarter, our lease origination activity has languished, with fourth quarter lease originations 40% below the fourth quarter of last year. For the year, the volume of new leases originated of $130 million was down 23% from $168 million for fiscal 2007, but with the inclusion of commercial loans, originations equaled the $180 million level of fiscal 2007. The backlog of approved but unbooked leases at June 30, 2008 is approximately 20% below the level of a year ago.

"Looking forward to fiscal 2009, we are proceeding with caution. We expect to see growth in our direct finance and loan income from the larger investment in leases and loans, which should be sustained with the completion and booking of current lease commitments and augmented by a continued focus on commercial loans. We expect other income in fiscal 2009 to be helped by some pick up in leases reaching their end of term. These positive indicators are tempered by concerns regarding the impact of the poor economy on the demand for financing and the credit quality of our customers, as we continue to see weaknesses in demand and credit parameters."

California First National Bancorp is a bank holding company with leasing and bank operations based in Orange County, California. California First Leasing Corporation leases and finances high technology and other capital assets through a centralized marketing program designed to offer cost-effective alternatives. California First National Bank is an FDIC-insured national bank that gathers deposits using telephone, the Internet, and direct mail from a centralized location, and provides lease financing and commercial loans to businesses and organizations, as well as business loans to fund the purchase of assets leased by third parties.

This press release contains forward-looking statements, which involve management assumptions, risks and uncertainties. The statements in this press release that are not strictly historical in nature constitute "forward-looking statements." Such statements include expectations regarding the Company's expected growth in direct finance and loan income, and the impact of changes in credit markets and general economic conditions on the demand for financing and credit quality of our customers. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be different from the results expressed or implied by such forward-looking statements. Such risks include the risk that the market conditions, including changes in interest rates, the demand for financing or the credit condition of our lessees, along with changes in residual realization, could result in a different outcome than currently anticipated by the Company. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update this press release to reflect events or circumstances arising after the date hereof. For further discussion regarding management assumptions, risks and uncertainties, readers should refer to refer to the Company's 2007 Annual Report on Form 10-K and the 2008 quarterly reports on Form 10-Q.

CALIFORNIA FIRST NATIONAL BANCORP

Consolidated Statements of Earnings
(000's except per share data)

	Three Months Ended June 30,		Year Ended June 30 ,
	2008	2007	2008	2007
Direct finance and loan income	$ 6,981	$ 6,399	$ 25,927	$ 24,846
Interest income on investments	$ 424	$ 611	$ 1,914	$ 2,057
Total direct finance, loan and interest income	$ 7,405	$ 7,010	$ 27,841	$ 26,903

Interest expense on deposits	$ 1,479	$ 1,289	$ 5,735	$ 4,706
Provision for lease and loan losses	$ 585	$ -	$ 1,165	$ (120)
Net direct finance, loan and interest income, after provision for lease and loan losses	$ 5,341	$ 5,721	$ 20,941	$ 22,317
Other income
Operating and sales-type lease income	$ 510	$ 876	$ 2,810	$ 4,430
Gain on sale of leases and leased property	$ 1,058	$ 644	$ 3,366	$ 3,561
Other income (loss)	$ (504)	$ 505	$ (59)	$ 1,171
Total other income	$ 1,064	$ 2,025	$ 6,117	$ 9,162

Gross Profit	$ 6,405	$ 7,746	$ 27,058	$ 31,479

Selling, general and administrative expenses	$ 3,729	$ 3,866	$ 15,888	$ 15,466

Earnings before income taxes	$ 2,676	$ 3,880	$ 11,170	$ 16,013

Income taxes	$ 1,004	$ 1,484	$ 4,189	$ 6,125

Net earnings	$ 1,672	$ 2,396	$ 6,981	$ 9,888

Basic earnings per common share	$ 0.15	$ 0.21	$ 0.62	$ 0.88
Diluted earnings per common share	$ 0.14	$ 0.21	$ 0.61	$ 0.86

Weighted average common shares outstanding	11,440	11,205	11,265	11,184
Diluted number of common shares outstanding	11,652	11,552	11,507	11,534

Dividends declared per common share	$ 0.12	$ 0.12	$ 0.48	$ 0.46

CALIFORNIA FIRST NATIONAL BANCORP

Consolidated Balance Sheets
(000's)

	June 30 , 2008	June 30, 2007
ASSETS
Cash and short term investments	$ 71,790	$ 46,122
Investment securities	6,360	2,563
Net receivables	1,946	1,345
Property for transactions in process	29,046	34,720
Net investment in leases and loans	262,375	231,830
Income tax receivable	4,239	4,331
Other assets	1,564	2,037
Discounted lease rentals assigned to lenders	9,274	6,239
	$386,594	$329,187
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$ 2,422	$ 3,865
Income taxes payable, including deferred taxes	6,993	7,480
Deposits	156,239	105,470
Other liabilities	9,211	8,466
Non-recourse debt	9,274	6,239
Total liabilities	184,139	131,520
Stockholders' Equity	202,455	197,667
	$386,594	$329,187